UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ATA Inc.

(Name of Issuer)

Common Shares*

American Depositary Shares

(Title of Class of Securities)

00211V106**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*    Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	Page	2	of	5

1	NAMES OF REPORTING PERSONS HSBC International Trustee Limited (as trustee for the trusts which ultimately own common shares of the Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		13,682,740 common shares[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,682,740 common shares[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,682,740 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1 Includes 7,935,924 common shares and 2,873,408 American Depositary Shares (representing 5,746,816 common shares) beneficially owned by the Reporting Person solely in its capacity as trustee of various trusts.

2 Based on 45,901,740 outstanding common shares as of December 31, 2012.

CUSIP No. 00211V106	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

ATA Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8th Floor, Tower E, 6 Gongyuan West St. Jian Guo Men Nei Beijing 100005, China

Item 2(a)	Name of Person Filing:

HSBC International Trustee Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

HSBC International Trustee Limited 21 Collyer Quay #19-01, HSBC Building, Singapore 049320

Item 2(c)	Citizenship

HSBC International Trustee Limited — British Virgin Islands

Item 2(d)	Title of Class of Securities:

Common shares, par value US$0.01

American Depository Shares, each representing two common shares

Item 2(e)	CUSIP Number:

00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 00211V106	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

The information for each reporting person contained in Items 5-11 of the cover pages to this schedule is incorporated herein by reference.  All common shares and American Depositary Shares reported herein by HSBC International Trustee Limited are owned by it solely in its capacity as trustee of various trusts, which in the aggregate own a total of 13,682,740 common shares of the Issuer. Accordingly, HSBC International Trustee Limited may be deemed to beneficially own such common shares of the Issuer that are beneficially owned by the trusts for which HSBC International Trustee Limited acts as the trustee. However, each of the trusts and the companies directly or indirectly wholly owned by such trusts, including the respective record shareholders of the shares of the Issuer beneficially owned by HSBC International Trustee Limited, disclaim any beneficial ownership of common shares of the Issuer beneficially owned by other trusts and the companies directly or indirectly wholly owned by such trusts.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 00211V106	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

HSBC International Trustee Limited

By:	/s/ Annette Sui & Sharnika Wijetunge
Name:	Annette Sui & Sharnika Wijetunge
Title:	Authorised Signatories of HSBC International Trustee Limited